May 15, 2009
Securities and Exchange Commission
Division of Corporation Finance
100F Street, N.E.
Washington, D.C. 20549

Attn:	Mr. Kevin Woody

RE:	General Growth Properties, Inc. (“GGP” or the “Company”) Form 10-K for the fiscal year ended December 31, 2008 Filed February 27, 2009 File No. 001-11656
(By FAX and US Mail)
Ladies and Gentlemen:
This letter is in response to the comments contained in your letter dated April 23, 2009 (the “Comment Letter”) to the Company’s Form 10-K filed with the Securities and Exchange Commission (the “Commission” or the “SEC”) on February 27, 2009. As requested in the Comment Letter, this response is also being filed on EDGAR.
The Company’s response to the Commission’s comments raised in the Comment Letter is set forth below. The Commission’s comments are reproduced in italics and are followed by the Company’s response.
Form 10-K for the fiscal year ended December 31, 2008
Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations
Liquidity and Capital Resources
Cash Flows from Operating Activities, page 50
1.	It appears you have presented a non-GAAP financial measure, Net cash (used for) provided by working capital needs. Please tell us how you have met the disclosure requirements within Item 10(e) of Regulation S-K regarding such measure.

In using the term ‘Net cash (used for) provided by working capital needs’ in our discussion of cash flows from operating activities, we did not intend to present a non-GAAP financial measure. Rather, we simply aggregated the changes in certain balance sheet accounts, specifically accounts and notes receivable, prepaid expenses and other assets, deferred expenses, and accounts payable and accrued expenses and referred to such aggregated amount as “net cash (used for) provided by working capital needs”. The Company will revise its disclosure in future filings to include a more detailed description of changes in balance sheet activity and will not use the term “net cash (used for) provided by working capital needs”.
Item 8. Financial Statements and Supplementary Data
Report of Independent Registered Public Accounting Firm, page F-5

2.	We note that the audit of GGP/Homart II, L.L.C. as of December 31, 2008 and 2007 and for the years ended December 31, 2008, 2007 and 2006 were conducted in accordance with auditing standards of the Public Company Accounting Oversight Board (“PCAOB”). Please tell us whether such audit was conducted in accordance with both the auditing and related professional practice standards of the PCAOB and if so, amend your filing to include an audit opinion stating such.

The audits of GGP/Homart II, L.L.C. as of December 31, 2008 and 2007 and for the years ended December 31, 2008, 2007 and 2006 were conducted in accordance with the standards of the Public Company Accounting Oversight Board (“PCAOB”), including both auditing and related professional practice standards. The inclusion of the reference to ‘auditing standards’ on page F-5 of our Form 10-K was a typographical error. The executed opinion that we received from KPMG LLP, which is attached and will be publicly available via EDGAR, has the correct reference to standards of the PCAOB and does not include the reference to auditing standards. Therefore we do not believe an amendment to our Form 10-K is warranted.
Consolidated Financial Statements and Consolidated Financial Statement Schedule
Note 2. Summary of Significant Accounting Policies
Impairment
Goodwill, page F-17
3.	Given the current economic environment and your current liquidity issues, and considering that your market capitalization is significantly lower than the net book value of your equity and minority interests as of December 31, 2008, please tell us what weight you gave to these factors in determining the impairment to goodwill for the fiscal year ended December 31, 2008.

The following disclosure was included in Note 2 of our Form 10-K for the year ended December 31, 2008:
Goodwill has been recognized and allocated to specific properties in our Retail and Other Segment since each individual rental property or each operating property is an operating segment and considered a reporting unit. Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets”, requires that goodwill should be tested for impairment annually or more frequently if events or changes in circumstances indicate that the asset might be impaired. Accordingly, we performed the annual test of goodwill as of December 31, 2008.
At December 31, 2008, we considered the following factors when performing the annual goodwill impairment test: our market capitalization of approximately $414 million as compared to our net book value (including noncontrolling interests) of approximately $2.3 billion, the anticipation of reporting a significant loss for the year ended December 31, 2008, a softening U. S. economy, and published reports of declines in property values, including those owned by GGP. However, the operating matrics (such as occupancy, tenant sales and rent per square foot) for our operating properties generally remained stable or had only minor declines from prior periods. Also, despite a significant reduction in market capitalization of the Company, published reports concerning our net asset value per share remained significantly in excess of net book value. Estimated capitalization rates (a significant input into the calculation of estimating the fair values of the individual properties) increased for the year ended December 31, 2008 based on our assessment of market conditions and discussions with market participants, but not at a rate that would explain the decline in the Company stock price during the same period. Therefore, we believed the Company’s stock experienced downward pressure due to uncertainty related to our ability to refinance current and past due debt and ultimately the potential of filing for protection from our creditors rather than operating property fundamentals or net asset value based valuations.
We also performed an analysis of the decline in our stock price relative to our peers, which supported our conclusion that liquidity concerns were primarily driving our significantly reduced equity valuation at December 31, 2008, rather than a significant deterioration in the value of our property assets. While we are significantly more leveraged than our competitors, our key operating metrics were comparable to our competitors in 2008. Accordingly, we believe that our significantly steeper decline in stock price relative to our competitors was primarily due to our leverage and implications of the credit crisis, and not because of value declines of our properties.

Consistent with our original allocation of goodwill and previous impairment tests, our testing methodology continued to be property-specific as of December 31, 2008. Accordingly, we performed our annual test of the allocated goodwill as of December 31, 2008 by comparing the estimated fair value of each property with the net book value of the property, including its allocated portion of goodwill. As a result of this test, we recorded a goodwill impairment charge of $32.8 million at December 31, 2008. The primary factor that caused the decrease in the fair value of the properties for which we recorded a provision for impairment was an increase in the capitalization rates used to calculate fair value from the rates used in previous periods. In addition, changes in forecasted net operating income and occupancy rates also contributed to the changes in estimated fair value, but to a lessor extent.
Note 4. Discontinued Operations and Gains (Losses) on Dispositions of Interests in Operating Properties, page F-27
4.	Please provide to us an evaluation of properties disposed in FY2008 supporting your conclusion that the operations of such properties sold did not materially impact the prior period results and thus did not require you to report such properties as discontinued operations in accordance with paragraph 42 of SFAS 144.

During the year ended December 31, 2008, we completed the sale of five office buildings. Based on our analysis, total revenue and operating income from these properties and other properties disposed of since January 1, 2006, including the individual line items thereof on our consolidated statements of income and comprehensive income was less than 1% of the Company’s consolidated total revenues and operating income for all periods presented. Accordingly, we did not present these properties as discontinued operations because we believe that the operations of the properties were immaterial and therefore presenting discontinued operations would not have had a significant quantitative or qualitative impact on our financial statements.
As also requested in the Comment Letter, the Company specifically acknowledges that:
•	We are responsible for the adequacy and accuracy of the disclosure in our SEC filings;

•	We understand that staff comments or changes to disclosure in response to comments of the staff of the Commission do not foreclose the Commission from taking any action with respect to our filings with the SEC; and

•	We understand that we may not assert staff comments of the Commission as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
We believe the foregoing addresses the comments raised in the Comment Letter. Nonetheless, if you have any questions or comments in the interim, please do not hesitate to call the undersigned at (312) 960-5175, or Scott Nelson at (312) 960-5842.
Respectfully submitted,
Edmund Hoyt
Chief Financial Officer
General Growth Properties, Inc.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Members
GGP/Homart II, L.L.C.:

We have audited the consolidated balance sheets of GGP/Homart II, L.L.C. (a Delaware Limited Liability Company) and subsidiaries (the Company) as of December 31, 2008 and 2007, and the related consolidated statements of income and comprehensive income, changes in members’ capital, and cash flows for each of the years in the three—year period ended December 31, 2008 (not presented separately herein). These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of GGP/Homart II, L.L.C. and subsidiaries as of December 31, 2008 and 2007, and the results of their operations and their cash flows for each of the years in the three—year period ended December 31, 2008 in conformity with U.S. generally accepted accounting principles.

/s/  KPMG LLP

Chicago, Illinois
February 24, 2009